Exhibit 21.1

LIST OF SUBSIDIARIES

Jurisdiction of
Subsidiary	Incorporation

Corinthian Schools, Inc.	Delaware
Rhodes Colleges, Inc.	Delaware
Rhodes Business Group, Inc.	Delaware
Florida Metropolitan University, Inc.	Florida
Corinthian Property Group, Inc.	Florida
Grand Rapids Educational Center, Inc.	Michigan
National School of Technology, Inc.	Florida
Ward Stone College, Inc.	Florida
Titan Schools, Inc. (formerly known as Wyo-Tech Acquisition Corp.)	Delaware
MJB Acquisition Corp.	Wyoming
Pegasus Education, Inc.	Delaware
Career Choices, Inc.	California
Sequoia Education, Inc.	California
Ashmead Education, Inc.	Washington
Eton Education, Inc.	Washington
ECAT Acquisition, Inc.	Delaware
Corinthian Canada Acquisition, Inc.	Ontario, Canada

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